UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 8, 2008
OSI GEOSPATIAL INC.
(Translation of registrant's name into English)
300-340 March Road.
Ottawa, ON K2K 2E4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☑    Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                   Yes ☐          No ☑

March 7, 2008
VIA SEDAR
Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilières du Québec
Ontario Securities Commission
Toronto Stock Exchange
Dear Sirs/Mesdames:

Re:	OSI Geospatial Inc. – National Instrument 51-102 (Change of Auditors of a Reporting Issuer)
Effective January 31, 2008, OSI Geospatial Inc. ( the “Company”) determined that Ernst & Young LLP is not to be proposed for reappointment as auditor of the Company and that Deloitte & Touche LLP is to be recommended for appointment to the office of auditor of the Company by its shareholders at the upcoming annual general meeting of shareholders of the Company.
In accordance with National Instrument 51-102, please find enclosed:
(a) the Company’s Notice of Change of Auditor;
(b) a letter from Ernst & Young LLP, the current auditor who is not proposed for reappointment;
(c) a letter from Deloitte & Touche LLP, the proposed nominee for appointment as successor auditor, and
(d) Confirmation of the Company’s Board of Directors.
Yours truly,
OSI Geospatial Inc.
“John Sentjens”
John Sentjens, CA
Chief Financial Officer
Enclosures

cc:	Ken Kirkpatrick, OSI Geospatial Inc. Tom Whelan, Ernst & Young LLP Carol Paradine, Deloitte & Touche LLP

OSI Geospatial Inc.	Suite 300 – 340 March Road	tel + 1 613 287 0462	fax + 1 613 287 0466
	Ottawa, ON K2K 2E4 Canada	www.osigeospatial.com

OSI GEOSPATIAL INC.
NOTICE OF CHANGE OF AUDITORS
OSI Geospatial Inc. (the “Company”) hereby gives notice, pursuant to National Instrument 51-102, as follows:
1.	The Audit Committee of the Board of Directors of the Company conducted a review of the Company’s audit requirements and solicited written proposals from the selected audit firms in Canada for consideration for appointment as the Company’s auditor. Following a review of the proposals and oral submissions from those firms, the Audit Committee of the Board and the Board of Directors determined that Ernst & Young LLP is not to be proposed for reappointment as the Company’s auditor. On the recommendation of the Company’s Board of Directors and its Audit Committee, the Company is recommending to its shareholders that Deloitte & Touche LLP be appointed as the Company’s auditor at the annual general meeting of shareholders to be held on April 9, 2008. This determination was made on January 31, 2008.

2.	The Company confirms that no reportable event, as that term is defined in National Instrument 51-102 of the Canadian Securities Administrators, occurred in connection with the audits conducted by Ernst & Young LLP of the two most recently completed fiscal years of the Company ended November 30, 2007 and 2006, or any period subsequent to the most recently completed period for which an audit report was issued.

3.	The Company also confirms there was no reservation in the auditor’s reports for any such period.
DATED at Burnaby, British Columbia this 25th day of February, 2008.
OSI GEOSPATIAL INC.
Per:

“John Sentjens”
JOHN SENTJENS
Chief Financial Officer

▪	Ernst & Young LLP	▪	Phone: (604) 891-8200
	Chartered Accountants		Fax: (604) 643-5422
Pacific Centre
700 West Georgia Street
P.O. Box 10101
Vancouver, BC V7Y 1C7
March 6, 2008
Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilières du Québec
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs/Mesdames:

Re:	OSI Geospatial Inc. Change of Auditor Notice dated February 25, 2008
Pursuant to National Instrument 51—102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.
Yours sincerely,

Ernst & Young LLP
Ernst & Young LLP

cc:	The Board of Directors, OSI Geospatial Inc. Ken Kirkpatrick, OSI Geospatial Inc. John Sentjens, OSI Geospatial Inc. Carol Paradine, Deloitte & Touche LLP
A Member of Ernst & Young Global

Deloitte & Touche LLP
800 — 100 Queen Street
Ottawa ON K1P 5T8
Canada

Tel: 613-236-2442
Fax: 613-236-2328
www.deloitte.ca
February 26, 2008
Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilières du Quebec
Ontario Securities Commission
Toronto Stock Exchange
Dear Sirs/Mesdames:

Re:	OSI Geospatial Inc. – National Instrument 51—102 (Change of Auditors of a Reporting Issuer)
We acknowledge receipt of a Notice of Change of Auditors (the“ Notice” ) dated February 25, 2008 delivered to us by OSI Geospatial Inc. (the “Company”) in respect of the Company’s determination that Ernst & Young LLP is not to be proposed for reappointment as auditor of the Company and that Deloitte & Touche LLP has been recommended for appointment to the office of auditor of the Company at the next annual general meeting of shareholders of the Company.
Pursuant to National Instrument 51—102, please accept this letter as confirmation by Deloitte & Touche LLP that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein that pertains to this Firm.
Yours truly,

Deloitte & Touche LLP
Deloitte & Touche LLP
Licensed Public Accountants Chartered Accountants

cc.	Ken Kirkpatrick, OSI Geospatial Inc. John Sentjens, OSI Geospatial Inc. Tom Whelan, Ernst & Young LLP

CONFIRMATION RESPECTING CHANGE OF AUDITOR

To:	OSI Geospatial Inc. (the “Company”)

Attention:	Ken Kirkpatrick, President and CEO
This letter will confirm that the Board of Directors of the Company has reviewed the Company’s Notice dated February 25, 2008 respecting the Company’s nomination of Deloitte & Touche LLP as auditor of the Company to succeed Ernst & Young LLP, and the response letters of Deloitte & Touche LLP and Ernst & Young LLP.
Dated this 7th day of March 2008.
ON BEHALF OF THE BOARD OF DIRECTORS
“Raymond Johnston”
Raymond Johnston
Chairman

OSI Geospatial Inc.	Suite 300 – 340 March Road	tel + 1 613 287 0462	fax + 1 613 287 0466
	Ottawa, ON K2K 2E4 Canada	www.osigeospatial.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	"Ken Kirkpatrick"
Title: President & CEO
Date: March 8, 2008